As filed with the Securities and Exchange Commission on February 10, 2012
Registration No. 333-149801

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
_______________________

BENETTON GROUP S.p.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The Republic of Italy
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, N.Y. 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
______________________

Carlo Tunioli
Benetton U.S.A. Corporation
597 Fifth Avenue, 11th Floor
New York, New York 10017-1020
Tel. No.: (212) 593-0290
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street New York, N.Y. 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares, par value euro 1.30 each, of Benetton Group S.p.A.	N/A	N/A	N/A	N/A

This post-effective amendment to registration statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(6) to this registration statement, which form of American Depositary Receipt is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.  Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Condition 15

(iii) The procedure for collection and distribution of dividends	Conditions 2, 4, 9, 13 and 21

(iv) The procedure for transmission of notices, reports and proxy soliciting material	Conditions 12, 15 and 21

(v) The procedure for sale or exercise of rights	Conditions 2, 6, 9, 13 and 21

(vi) The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Conditions 3, 4, 6, 8, 9, 13 and 16

(vii) The procedure for amendment, extension or termination of the deposit agreement	Conditions 19, 20 and 21

(viii) The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Condition 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Conditions 2, 4, 6 and 22

(x) Limitation upon the liability of the depositary	Conditions 10, 17, 18 and 23

3. Fees and Charges	Condition 9

Item - 2.  Available Information

Public Reports furnished by issuer	Condition 12

Benetton Group S.p.A. publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended on its Internet Web site (www.benetton.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.  Exhibits

(a)(1)
Form of Deposit Agreement dated as of February 2, 1987 as amended and restated as of May 31, 1989 among Benetton Group S.p.A. (the “Company”), JPMorgan Chase Bank N.A. (formerly Morgan Guaranty Trust Company of New York), as original depositary (the “Original Depositary”), and the Holders and Beneficial Owners (the “Holders”) of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Original Deposit Agreement”), including the form of American Depositary Receipt. – Previously filed (file number 33-28236) and incorporated herein by reference.

(a)(2)
Form of Amendment No. 1 to Original Deposit Agreement dated as of June 22, 1989, among the Company, the Original Depositary and the Holders – Previously filed (file number 33-28236) and incorporated herein by reference.

(a)(3)
Form of Amendment No. 2 to Original Deposit Agreement dated as of May 21, 2001, among the Company, the Original Depositary and the Holders – Previously filed (file number 33-28236) and incorporated herein by reference.

(a)(4)
Form of Amendment No. 3 to Original Deposit Agreement dated as of October 26, 2007, among the Company, the Original Depositary and the Holders – Previously filed (file number 33-28236) and incorporated herein by reference.

(a)(5)
Form of Amended and Restated Deposit Agreement among Benetton Group S.p.A., Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and the Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed (file number 333-149801) and incorporated herein by reference.

(a)(6)	Form of Amendment No. 1 to Deposit Agreement, including the form of American Depositary Receipt. –Filed herewith as Exhibit (a)(6).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. – Previously filed (file number 333-149801) and incorporated herein by reference.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. Previously filed (file number 333-149801) and incorporated herein by reference.

Item - 4. Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the Company.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this post-effective amendment to registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on February 10, 2012.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares, par value euro 1.30 per share, of Benetton Group S.p.A.

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ James Kelly
Name: James Kelly Title: Vice President

By:	/s/ Chris Konopelko
Name: Chris Konopelko Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this post-effective amendment to registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ponzano Veneto (TV), Italy, on February 10, 2012.

BENETTON GROUP S.p.A.

By:	/s/ Luciano Benetton
Name: Luciano Benetton Title: Chairman of the Board

Pursuant to the requirements of the Securities Act, this post-effective amendment to registration statement on Form F-6 has been signed by the following persons in the indicated capacities and on February 10, 2012.

Signature	Title

/s/ Luciano Benetton	Chairman of the Board and Chief Executive Officer
Luciano Benetton

Director
Gilberto Benetton

/s/ Alessandro Benetton	Deputy Chairman
Alessandro Benetton

Deputy Chairman
Carlo Benetton

Director
Giuliana Benetton

/s/ Biagio Chiarolanza	Chief Executive Officer
Biagio Chiarolanza

/s/ Franco Fumò	Chief Executive Officer
Franco Fumò

Director
Gianni Mion

/s/ Luigi Arturo Bianchi	Director
Luigi Arturo Bianchi

/s/ Giorgio Brunetti	Director
Giorgio Brunetti

/s/ Alfredo Malguzzi	Director
Alfredo Malguzzi

Signature	Title

Director
Stefano Orlando

/s/ Alberto Nathanshon	Chief Financial Officer
Alberto Nathanshon

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Benetton Group S.p.A. has signed this registration statement or amendment thereto in the City of New York, New York, on February 10, 2012.

BENETTON U.S.A. CORPORATION

By:	/s/ Carlo Tunioli
Name: Carlo Tunioli Title: President

INDEX TO EXHIBITS

Exhibit Number	Exhibit
(a)(6)	Form of Amendment to Deposit Agreement – Filed herewith as Exhibit (a)(6).
(e)	Rule 466 Certification – Filed herewith as Exhibit (e).